IMMEDIATE BONUS ENDORSEMENT


This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supplements sections of the Contract as indicated below:

I. BONUS: The following section is added to the PURCHASE PAYMENTS Section of the Contract:

     BONUS: Each Purchase Payment made within the first six months of the Issue Date, will be credited with a bonus equal to a percentage of the Purchase Payment as shown in the Contract Schedule. This bonus will be credited at the time the Purchase Payment is contributed to the Contract. The bonus will be credited to the Contract under the following terms:

1. All bonus amounts and any gains and losses attributable to such amounts shall be treated as earnings under the Contract.

2. We will never take back any gains and losses attributable to bonus amounts which are part of the Contract Value.

3. In the event of the Contract Owner's death before the first Contract Anniversary from the Issue Date, we will take back the bonus before calculating the death benefit amount. In the event the surviving spouse elects to continue the Contract instead of electing to be paid under a death benefit option, we will not take back the bonus.

4. If the Contract Owner revokes the Contract during the Right to Examine period, we will take back the bonus.

II. ALLOCATION OF PURCHASE PAYMENTS: The ALLOCATION OF PURCHASE PAYMENTS Section of the Contract is deleted and replaced with the following:

     Purchase Payments and bonus amounts are allocated to one or more of the Funds of the Variable Account or the Fixed Account in accordance with your selection. The allocation of the initial Purchase Payment and bonus amount is made in accordance with your selection made at the Issue Date. Unless you inform us otherwise, subsequent Purchase Payments and bonus amounts are allocated in the same manner as the initial Purchase Payment and bonus amount. However, the Company has reserved the right to allocate the initial Purchase Payment and bonus amount to the Money Market Sub-Account until the expiration of the Right to Examine period. All allocations of Purchase Payments and bonus amounts are subject to the Allocation Guidelines shown on the Contract Schedule. We guarantee that you will be allowed to select at least five Funds for allocation of Purchase Payments and bonus amounts.

III. THE VARIABLE ACCOUNT: The following replaces the last two sentences of the second paragraph in the VARIABLE ACCOUNT Provision of the Contract:

     You may be permitted to transfer your Contract Value or allocate Purchase Payments and bonus amounts to the Funds. However, the right to make such transfers or allocations will be limited by any terms and conditions we may impose.

IV. ACCUMULATION UNITS: The ACCUMULATION UNITS Section of the Contract is deleted and replaced with the following:

     Accumulation Units shall be used to account for all amounts allocated to or withdrawn from the Funds of the Variable Account as a result of Purchase Payments, surrenders, transfers, bonus amounts, or fees and charges. We will determine the number of Accumulation Units of a Sub-Account purchased or canceled. This will be done by dividing the amount allocated to (or the amount the withdrawn from) the Sub-Account by the dollar value of one Accumulation Unit of the Sub-Account as of the end of the Valuation Period during which the transaction is processed at the Service Center.


                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                              Signed by the Company


        Vice President and Secretary                             President